May 23, 2014

VIA EDGAR

Attention: Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Aberdeen Global Income Fund, Inc. (the “Fund”) (File Number 811-06342)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Fund please find: (i) a copy of the Fund’s Financial Institutions Bond, Policy Number B080120417P14 (the “Bond”); and (ii) a copy of the resolutions approved by the Board of Directors of the Fund at a Board meeting on March 5, 2014, which authorize the purchase of the Bond in a form and in an amount which is consistent with Rule 17g-1(d) under the 1940 Act.

Premiums have been paid for the period from May 14, 2014 to May 14, 2015. The bond is written for a $1,250,000 limit of liability.

Sincerely,

/s/Alan Goodson
Alan Goodson, Vice President
Aberdeen Global Income Fund, Inc.

Enclosures

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Resolution for Approval of Fidelity Bond

After discussion, upon motion duly made and seconded, the following resolution was unanimously adopted at the March 5, 2014 Board meeting:

RESOLVED, that the Board of Directors of the Fund, including all the Directors who are not “interested persons” of the Fund (as that term is defined by Rule 2(a)(19) under the 1940 Act), hereby determines that a fidelity bond issued by Axis Specialty Europe Limited, for a one year period covering officers and employees of the Fund in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the 1940 Act, in the amount of $1,250,000, is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund’s portfolio; and it is further

RESOLVED, that each of the officers of the Fund is hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

SECTION 2

FINANCIAL INSTITUTIONS BOND

DECLARATIONS

Policy No.	B080120417P14

Item 1.	Policyholder:	ABERDEEN GLOBAL INCOME FUND INC.

Item 2.	Principal Address:	1735 Market Street, 32nd Floor, Philadelphia PA, 19103, USA

Item 3.	Limit of Liability:	USD1,250,000 aggregate cost and expenses inclusive.

Item 4.	Single Loss Limit:	USD1,250,000 aggregate cost and expenses inclusive, reducing to:

(i) USD100,000 aggregate under Insuring Agreement (H) (Depositor Damages);

(ii) USD100,000 aggregate under Insuring Agreement (I) (Uncollectable Items of Deposit); and

(iii) USD100,000 aggregate under Insuring Agreement (J) (Audit Expense); and

(iv) USD100,000 aggregate under Insuring Agreement (K) (Unauthorized Signatures); and

(v) sub-clause (e) of definition E) (Computer or Telephonic Fraud) USD100,000 aggregate.

	Single Loss Deductible:	USD0, increasing to:

(i) USD5,000 each and every Loss under Insuring Agreement (H) (Depositor Damages);

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(ii) USD5,000 each and every Loss under Insuring Agreement (I) (Uncollectable Items of Deposit); and

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(iii) USD5,000 each and every Loss under Insuring Agreement (J) (Audit Expense); and

(iv) USD5,000 each and every Loss under Insuring Agreement (K) (Unauthorized Signatures).

Item 5.	Premium:	Included in the premium set forth in the Declarations for Section 1

Item 6.	Bond Period:

From: 14th May, 2014 at 12:01 a.m. (local time at the address stated in Item 1.)
To: 14th May, 2015 at 12:01 a.m. (local time at the address stated in Item 1.)

Item 7.	Amount of Fund Assets:	USD 111,500,000

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

The Underwriters hereby undertake and agree, in consideration of the payment, or promise to pay, to the premium specified in the Declarations to indemnify the Insured for Loss Discovered during the Bond Period, up to an amount not exceeding the limit of liability specified in the Declarations, to the extent and in the manner provided in this bond.

Section 1.1 Insuring Agreements.

(A)	Fidelity.

Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

However, with regards to Loans and Trading, such dishonest or fraudulent acts must be committed by the Employee with the intent to obtain financial benefit for:

(1)	the Employee; or

(2)	any person or organisation in collusion with such Employee; or

(3)	any other person or organisation (who were not a counterparty) intended by such Employee to make an improper financial benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions other than bonuses, commissions or profit sharing paid to an Employee for a specific transaction with which such Employee was involved and in respect of which that Employee had committed a dishonest or fraudulent act covered under this bond.

(B)	On Premises.

(1)	Loss of Property resulting directly from:

(i)	robbery, burglary, misplacement, mysterious unexplainable disappearance; and damage thereto or destruction thereof; or

(ii)	theft, false pretences, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the property is lodged or deposited within offices or premises located anywhere.

(2)	Loss of or damage to:

(i)

furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in or by burglary or robbery of such office, or attempt thereat, or by vandalism or malicious mischief; or

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(ii)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that:

(a)	the Insured is the owner of such furnishings fixtures, supplies, equipment, or office or is liable for such loss or damage; and

(b)	the loss is not caused by fire.

(C)	In Transit.

Loss of Property resulting directly from robbery, common-law or statutory larceny, theft misplacement, mysterious unexplainable disappearance, being lost or made away with and damage thereto or destruction thereof, while the Property in transit anywhere in the custody of:

(1)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger); or

(2)	a Transportation Company and being transported in an armoured motor vehicle; or

(3)	a Transportation Company and being transported in a conveyance other than an armoured motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically; and

(ii)	Certificated Securities issued in registered from and not endorsed, or with restrictive endorsements; and

(iii)	Negotiable Instruments not payable to bearer or not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

(D)	Forgery or Alteration.

Loss resulting directly from:

(1)

Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(2)

transferring, paying, redeeming or delivering funds or Property or establishing any credit or giving any value on the faith of any written or printed instructions, advices or requests directed to the Insured, which instructions, advices or requests purport to have been signed or endorsed by any customer or the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution;

(3)

any Financial Organisation transferring, paying, redeeming or delivering funds or Property or establishing any credit or giving any value on the faith of any written or printed instructions, advices or requests which instructions, advices or requests purport to have been signed by or on behalf of the Insured but which instructions, advices or requests either bear a signature which is a Forgery or have been fraudulently altered.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

(E)	Securities.

Loss resulting directly from the Insured, or any Financial Organisation acting on behalf of the Insured, having in good faith for its own account or for the account of others:

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any original:

(i)	Certificated Security;

(ii)	deed, mortgage or other instrument conveying title to or creating or discharging a lien upon real property;

(iii)	Evidence of Debt;

(iv)	Instruction; or

(v)	Statement of Uncertificated Security,

which

(a)

bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a forgery; or

(b)	is altered; or

(c)	is lost or stolen:

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee or any items listed in (i) through (v) above:

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any item listed in (i) through (v) above which is counterfeit.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(F)	Counterfeit Currency.

Loss resulting directly from the receipt by the Insured , in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

(G)	Computer or Telephonic Fraud and Malicious Code

Loss resulting from:

(a)	Computer or Telephonic Fraud; and/or

(b)	the modification or deletion of any Electronic Data or Computer Program due to any Malicious Code.

Special Condition

It is agreed that:

(i)	those Electronic Communications which are transmitted through touch tone telephone communication systems or by telex, TWX or telefacsimile; and

(ii)	all Telephonic Communications,

must be Tested.

(H)	Depositor Damages

Loss resulting from any and all sums which the Insured shall become obligated to pay by reason of liability imposed upon the Insured by law for damages:

(i)

for having either complied with or failed to comply with any written notice of any depositor of the Insured or any authorized Representative of such depositor to stop payment of any cheque or draft made or drawn by such depositor or any authorized representative of such depositor; or

(ii)	for having refused to pay any cheque or draft made or drawn by any depositor of the Insured or any authorized representative of such depositor.

(I)	Uncollectable Items of Deposit

Loss resulting from:

(i)

payments of dividends or fund shares, or withdrawals permitted form any, customer’s, shareholder’s or subscriber’s account based upon uncollectible items of deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

(ii)	any item of deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the uncollectible items which are deposited.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

This insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are Insured by a National Union Fire Insurance Company of Pittsburgh, PA for uncollectible items of deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

(J)	Audit Expense.

Loss resulting from expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of Loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees.

(K)	Unauthorized Signatures.

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account.

Special Condition

The Insured shall have on file signature of all persons who are signatories on such account.

(L)	Larceny and Embezzlement.

Loss and costs directly arising from larceny and embezzlement, covering each officer and employee of the Insured, who may singly, or jointly with others, have access to securities or funds of the Insured, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities.

(M)	Fraudulent Retention of Funds or Property

Loss resulting directly from the Fraudulent Retention by a third party recipient of any funds or Property, as a direct result of:

(a)

the misdirection or erroneous transfer of such funds or Property by the Insured or by a Financial Organisation acting upon instructions from the Insured, to a third party recipient account other than that actually intended; or

(b)

the transfer of such funds or Property by the Insured or by a Financial Organisation acting upon instructions from the Insured, to a third party recipient account in an amount greater than that actually intended.

Special Condition

The Insured shall make reasonable efforts to secure the recovery of such funds or Property.

The Underwriter’s maximum aggregate limit of liability under this Insuring Agreement shall be sub-limited to USD 1,000,000, such amount being a part of and not in addition to the Limit of Liability.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(N)	Extortion

Loss resulting directly from the loss of Property surrendered away from an office of the Insured or the transfer of funds as a result of a threat communicated to the Insured:

(a)

to do bodily harm to a director, officer, trustee or Employee of the Insured, or a relative or an invitee of such director, officer, trustee, Employee, who is, or allegedly is, being held captive or under threat;

(b)	to damage the premises, property (including Property) or other assets of the Insured or for which the Insured are legally liable;

(c)	to delete or modify the Insured’s Computer Programs or the Insured’s Electronic Data;

(d)	to sell or disclose confidential information to another person or party by reason of having gained unauthorised access to the Insured’s Computer System;

(e)	to cause the Insured to transfer, pay or deliver any funds or property (including Property) by means of a Computer System used or operated by the Insured,

provided, however, that prior to the surrender of such Property or transfer of funds:

(i)	the person receiving the threat has made a reasonable effort to report the extortionist’s threat to a director of the Insured;

(ii)	a reasonable effort has been made to report the extortionist’s threat to local law enforcement authorities; and

(iii)

in relation to sub-clause (c), (d) or (e) above, the aforementioned director is satisfied that the person making the threat is both capable of carrying it out and reasonably likely to do so and that the threatened action is technologically feasible.

Section 1.2 General Agreements

A)	Nominees.

Loss sustained by any nominee organised by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such Loss, be deemed to be Loss sustained by the Insured.

B)	Additional Exposures.

(1)	Additional Offices

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Except as provided in sub-clause (2) below, this bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Insurer for the Bond Period.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(2)	Merger or Consolidation

If during the Bond Period, an Insured shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquires or creates a separate investment portfolio, and shall within sixty (60) days notify the Insurer thereof, then this bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Insurer may make such coverage contingent upon the payment of an additional premium.

(3)	Acquisition or Creation of Funds

(i)

If during the Bond Period, an Insured creates or acquires a fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such fund are less than or equal to the amount set forth in Item 7 of the Declarations then, subject to all the other provisions of this bond, coverage shall automatically apply to any Loss sustained by that fund.

(ii)

If during the Bond Period, an Insured creates or acquires a fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such fund are greater than the amount set forth in Item 7 of the Declarations, no coverage shall apply to any Loss sustained by that fund unless the Insured provides the Insurer with full particulars of such acquisition or creation, agrees to any additional premium and/or amendment of the provisions of this bond the Insurer requires and pays any premium required.

(iii)	There shall be no coverage for:

(a)	any Loss sustained by any such fund resulting from an act committed or an event occurring prior to the consummation of a transaction described in (i) or (ii) above; or

(b)

any Loss sustained by any such fund resulting from an act whenever committed or an event whenever occurring, which together with an act committed or an event occurring prior to the consummation of such transaction, would constitute a Single Loss (as defined under Section 4 C of this bond).

In no event shall any transaction among Insureds constitute an acquisition or creation of funds.

(4)	Fund Name Changes

If during the Bond Period, a fund changes its legal name in accordance with the organizational documents of such fund and, if applicable, in accordance with state law, and such name change does not occur in connection with a transaction described in sub-clauses (2) or (3) above, then such fund shall automatically qualify as an insured fund under its new name, in addition to its prior name.

C)	Representation of Insured.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

The Insured represents that the information furnished in the application for this bond is complete, true and correct, to the best of the knowledge of the person who completed such application.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, which was deliberately made with the intent to deceive, shall be grounds for the rescission of this bond.

D)	Joint Insured.

If two or more Insureds are covered under this bond, the Policyholder shall act for all Insureds. Payment by the Underwriter to the Policyholder of Loss sustained by any Insured shall fully release the Underwriter on account of such Loss. If the Policyholder ceases to be covered under this bond, the Insured next named shall thereafter be considered as the Policyholder. The liability of the Underwriter for Loss which the Underwriter would have been liable had all such Loss or Losses been sustained by one Insured will not exceed the Limit of Liability.

E)	Legal Proceedings Against the Insured.

The Insurer will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any Legal Proceeding.

The Insureds, and not the Insurer, have the duty to defend any Legal Proceeding. The Insurer shall be entitled to effectively associate with the Insured in the defense and the negotiation of any settlement of such Legal Proceeding if it that appears reasonable likely that such Legal Proceeding will involve the Insurer making payment under this bond. The Insured shall provide all reasonable information and assistance required by the Insurer.

Section 1.3 Definitions

As used in this bond:

A)	Acceptance means a draft, which the drawee has, by signature written thereon, engaged to honour as presented.

B)

Account Code means a confidential and protected string of characters that identifies or authenticates a person and permits said person to gain access to a Telephone System for the purpose of making long distance toll calls or utilising voice mail box messaging capabilities or other similar functional features of a Telephone System.

C)

Bond Period means the period of time from the inception date shown in Item 6 of the Declarations to the earlier of the expiration date shown in Item 6 of the Declarations or the effective date of cancellation of this bond.

D)	Certificate of Deposit means an acknowledgment in writing by a Financial Organisation of receipt of Money with an engagement to repay it.

E)	Certificated Security means a share, participation or other interest in property or an enterprise of the issuer or an obligation of the issuer, which is:

i)	represented by an instrument issued in bearer or registered form;

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

ii)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

iii)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

F)	Computer or Telephonic Fraud means:

i)	the Impairment of:

(a)	any Electronic Data (including but not limited to any Electronic Data contained in any Electronic Communication); and/or

(b)	any Computer Programs; and/or

(c)	any Uncertificated Security; and/or

(d)	any Electronic Communications on which the Insured, or any Financial Organisation or Service Bureau acting on behalf of the Insured, have acted or relied; and/or

ii)

the Insured, or any Financial Organisation or Service Bureau acting on behalf of the Insured, having acted or relied upon any Electronic Communications or Telephonic Communications, purporting to have been, but were not, sent or made by:

(a)	any office or department of the Insured; and/or

(b)	another Financial Organisation; and/or

(c)	a customer or client of the Insured or an authorized representative of a customer or client of the Insured when acting in that capacity; and/or

(d)	a Service Bureau;

iii)

a Financial Organisation, a customer or client of the Insured, an authorized representative of a customer or client of the Insured when acting in that capacity or a Service Bureau having acted or relied upon any Electronic Communications or Telephonic Communications, purporting to have been, but were not, sent or made by:

(a)	the Insured; or

(b)	another Financial Organisation or Service Bureau acting on behalf of the Insured; and/or

iv)	the unauthorised use of an Account Code or System Password contained in a Telephone System owned or leased by the Insured, with the intention of directing telephone toll charges onto the Insured.

G)

Computer Programs means a collection of instructions that describes a task, or set of tasks, to be carried out by a Computer System, including but not limited to application software, operating systems, firmware and compilers.

H)

Computer System means a computer and all input, output, processing, storage (including but not limited to off-line media libraries), intranets and communication facilities including related communication or open systems networks and extranets which are connected directly or indirectly to such a device.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

I)	Counterfeit means an imitation of an actual valid original, which is intended to deceive and to be taken as the original.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

J)	Custodian means:

i)	any party with which the Insured has a written or electronic agreement for the provision of purchasing services, safekeeping, registration and entitlement records for the Insured;

ii)	any regulated central securities depository.

Custodian shall also include a sub-custodian, being any regulated person or organisation which:

(a)	is involved in the provision of custodial services; and

(b)	has a written or electronic agreement with the custodian detailed sub-clause i) or ii) above for the provision of such services.

K)	Deductible means the amount stated in Item 4 of the Declarations.

L)

Discovered or Discovery means when any Responsible Officer first becomes aware of, or has any knowledge of, any act, omission or event which could reasonably be foreseen to give rise to a Loss covered by this bond, even though the exact amount or details of such Loss, act, omission or event are not known at the time of such discovery.

Discovery also occurs when any Responsible Officer first receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true would constitute a loss under this bond.

M)	Electronic Communications means instructions, messages, information or payments that have been, or appear to have been:

i)	transmitted electronically:

(1)	through an Electronic Communication System; or

(2)	over the Internet; or

ii)	communicated through the delivery of Recording Media.

N)	Electronic Communication System means systems which permit the electronic transmission of instructions, messages, information or payments, including but not limited to:

i)	touch tone telephone communication systems;

ii)	telex, TWX or telefacsimile; and

iii)	Computer Systems which operate automated teller machines or point of sale terminals.

O)	Electronic Data means facts or information converted to a form usable in a Computer System or an Electronic Communications System and which is stored on or capable of being stored on Recording Media.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

P)	Employee means:

(1)	any of the Insureds officers or employees while performing services for the Insureds offices; and

(2)

any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor; and

(3)

attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured; and

(4)	guest students pursuing their studies or duties in any of the Insureds offices; and

(5)

directors or trustees of the Insured but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the property of the Insured; and

(6)

any individual or individuals assigned to perform the usual duties of an employee within the premises for the Insured, by any agency furnishing temporary personnel on a contingent or part-time basis; and

(7)

each natural person, partnership or corporation authorized by written or electronic agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured; and

(8)	any employee or any partner of any named Insured; and

(9)	any consultant whilst performing services or duties on behalf of the Insured.

Q)

Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

R)	Financial Organisation means:

i)

any bank, credit institution, financial institution, undertaking for collective investment in Certificated Securities or Uncertificated Securities, investment firm, asset management company, building society, friendly society, or similar organisation;

ii)	a regulated investment exchange or automated clearing house;

iii)	any Custodian.

S)

Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature, which consists in whole, or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

T)	Fraudulent Retention means:

i)	the wrongful retention of funds or Property by a third party recipient without contractual or other legal right to such retention;

ii)	the inability to recover any funds or Property erroneously transferred into the account of a third party recipient, despite all reasonable efforts to secure such recovery, solely because:

(a)	the third party recipient is unknown; or

(b)	such funds or Property have been misappropriated.

U)

Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt if the debt is not paid in accordance with its terms.

V)	Impairment means fraudulent, dishonest, malicious or criminal:

i)	preparation; and/or

ii)	input; and/or

iii)	modification; and/or

iv)	deletion,

whether actual or attempted. by or at the behest of any person or persons.

W)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the Uncertificated Security specified be registered.

X)	Insured means:

(i)	the Policyholder; and

(ii)	any other entity designated as an “Additional Named Insured” under this bond.

Y)	Insurer means AXIS Specialty Europe SE.

z)	Legal Proceeding means any legal proceeding brought to determine the Insured’s liability for any Loss, claim or damage which, if established, would constitute a collectible Loss under this bond.

AA)	Lending or Loan means any of the following:

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(i)

all extensions of credit by the Insured and all transactions creating a creditor or lessor relationship in favour of the Insured, including but not limited to transactions by which the Insured assumes an existing creditor or lessor relationship and includes any such extensions of credit, whether authorised or unauthorised; and/or

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(ii)

any note, account, agreement or other Evidence of Debt assigned or sold to, or discounted or otherwise acquired by the Insured, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts or invoices.

BB)

Letter of Credit means an engagement in writing by a Financial Organisation or other person made at the request of a customer that the Financial Organisation or other person will honour drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

CC)	Limit of Liability means the amount stated in Item 3 of the Declarations.

DD)	Loss means:

(i)	direct financial loss sustained by the Insured and as set out in the Bond; and/or

(ii)	Verification and Reconstitution Expenses.

EE)	Malicious Code means any unauthorised, corrupting or harmful software code, including but not limited to computer viruses, Trojan horses, keystroke loggers, spyware, adware, worms and logic bombs.

FF)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

GG)	Negotiable Instrument means any writing:

i)	signed by the maker or drawer; and

ii)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

iii)	is payable on demand or at a definite time; and

iv)	is payable to order or bearer.

HH)	Policyholder means organisation specified in Item 1 of the Declarations.

II)

Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewellery, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Property shall include Recording Media.

JJ)	Recording Media means the physical components or materials on which Electronic Data or Computer Programs can be recorded.

KK)	Responsible Officer means the Policyholder’s Chief Compliance Officer (or designated alternate).

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

LL)

Restricted Notification means when the Insured is prevented from disclosing the existence of any Loss to the Insurer after it has been Discovered due to any legal or regulatory prohibition, following any investigation or enquiry commenced by or on behalf of any regulatory, police or prosecuting authority anywhere in the world.

MM)	Service Bureau means a natural person, partnership or corporation authorised by written or electronic agreement with the Insured to perform data processing services using Computer Systems.

NN)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

i)	a description of the issue of which the Uncertificated Security is a part;

ii)

the number of shares or units: transferred to the registered owner; pledged by the registered owner to the registered pledgee; released from pledge by the registered pledgee; registered in the name of the registered owner on the date of the statements; or subject to pledge on the date of the statement;

iii)	the name and address of the registered owner and registered pledge;

iv)

a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

v)

the date the transfer of the shares or units to the new registered owner of the shares or units was registered, the pledge of the registered pledgee was registered or of the statement, if it is a periodic or annual statement.

OO)

System Password means a confidential and protected string of characters that identifies or authenticates a person and permits said person to gain access to the Telephone System or any portion thereof in order to perform security functions, system administration or maintenance functions.

PP)	Telephonic Communications means instructions, messages, information or payments made over the telephone or by Voice over Internet Protocol (VoIP), or other forms of IP or broadband telephony.

QQ)	Telephone System means a private branch exchange, a third party hosted telephony service, voice mail processor, automated call-back attendant or a Computer System with a similar capacity.

RR)	Tested means a method of authenticating the contents of a communication by utilising:

i)

a valid test key, including but not limited to a digital signature, public key cryptography, asymmetric cryptography or other similar technologies or encryption methods, for the purpose of protecting the integrity of that communication; or

ii)	a Personal Identification Number (PIN); or

iii)	a “call back” procedure to an authorised person, other than the individual initiating the communication.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

SS)	Transportation Company means any organization, which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

TT)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

i)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;:

ii)	of a type commonly dealt in on securities exchanges or markets; and

iii)	each one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

UU)

Verification and Reconstitution Expenses means expenses incurred or fees paid by the Insured, with the prior written approval by the Insurer (such approval not to be unreasonably delayed or withheld), for the verification or reconstitution or removal of:

i)	Computer Programs or Electronic Data which have been the subject of Impairment; or

ii)	Malicious Code.

VV)

Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

Conditions and Limitations

Section 2. Exclusions. This bond does not cover:

A)	Loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement (A), (D), (E) or (G);

B)

Loss due to riot or civil commotion outside the United States of America and Canada; or Loss due to military, naval or usurped power, war or insurrection unless such Loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

C)

Loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to Loss resulting from industrial uses of nuclear energy;

D)	Loss resulting directly or indirectly from any director or trustee of the Insured (other than one employed as a salaried, pensioned or elected official or an Employee of the Insured), except:

(i)	when performing acts coming within the scope of the usual duties of an Employee, or

(ii)

while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

E)

Loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretences; except when covered under Insuring Agreements (A), (D), (E) or (G);

F)	loss resulting from any violation by the Insured or by any Employee:

1)	of any law regulating:

(i) the issuance, purchase or sale of securities;

(ii) securities transactions upon security exchanges or over the counter market;

(iii) investment companies; or

2)

of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations:

G)

Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A), (B)(1)(a) or (G);

H)

Loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to the Property;

I)

Loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A) or unless covered by Insuring Agreement (G).

J)

damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.

K)	Loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards:

1)	in obtaining credit or funds; or

2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans; or

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

3)	in gaining access to point of sale terminals; customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A) or (G);

L)

Loss involving automated mechanical devices, which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A) or (G);

M)	Loss through the surrender of property away from an office of the Insured as a result of a threat:

1)

to do bodily harm to any person, except loss of property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

2)	to do damage in the premises of property of the Insured,

except when covered under Insuring Agreement (A), (G) or (N);

N)

Loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A) or (G);

O)	Loss involving items of deposit, which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A) or (G);

P)	Loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E), (F) or (G);

Q)

Loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically covered by other insurance of any kind and in any amount obtained by the Insured;

R)	Loss of property while:

1)	in the mail; or

2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C);

S)	Loss of potential income, including but not limited to interest and dividends, not received by the Insured because of a loss covered under this bond, except when covered under Insuring Agreement (I);

T)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a Loss covered under this bond;

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

U)	all fees, costs and expenses incurred by the Insured:

1)	in establishing the existence of or amount of Loss covered under this bond, except to the extent covered under the Insuring Agreement (J) (Audit Expense); or

2)

as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to Loss covered by this bond, except to the extent covered under General Agreement E) (Legal Proceedings Against the Insured);

V)	indirect or consequential loss of any nature;

W)

loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

X)

loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Insuring Clause (G) of this bond does not cover any Loss:

Y)	caused by an identifiable Employee or a person or persons in collusion with any Employee.

Prior knowledge by any Employee that a fraudulent or malicious act by ant other person or persons, has been or will be perpetrated, shall for the intent and purpose of this bond be deemed to be collusion if such Employee wilfully or deliberately withholds knowledge from the Insured of any such act. Such withholding of knowledge from the Insured because of a threat to do bodily harm to any person or damage to the Insured’s premises or property shall not be deemed to be or to constitute collusion.

Z)	resulting from the accessing of any confidential information.

This exclusion shall not apply to the extent that such confidential information is used to support or facilitate the commission of an act covered under this bond.

AA)

resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Recording Media failure or breakdown or any malfunction or error in programming or errors or omissions in processing.

This exclusion shall not apply to the extent that the occurrence of any of the events listed in the above enables the commission of an act covered under this bond.

BB)	by reason of the input of Electronic Data by a third party who had authorised access to an authentication mechanism.

This exclusion shall not apply:

(a)	where the third party referred to above obtained access beyond the level for which that third party was authorised,

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(b)

theft of funds or Property transferred to any third party recipient as a result of any such input provided there is no collusion between such third party recipient and the person effecting such transfer and that it is a condition of coverage hereunder that the Insured takes all reasonable steps to secure the recovery of such funds.

CC)

resulting from Computer Programs which were corrupted or which contained fraudulent or malicious features at the time of their acquisition from a vendor or consultant, where those Computer Programs were developed for sale to or are sold to multiple consumers.

This exclusion shall not apply where:

(a)	no other purchaser of said Computer Programs has notified the same vendor or consultant of the same fraudulent features during a period of sixty (60) days from the date of Discovery;

(b)	at the time of Discovery such fraudulent features were contained solely on the Computer Programs sold to the Insured;

(c)	such fraudulent features were inserted subsequent to the date of acquisition by the Insured.

Section 3.

This bond applies to Loss Discovered by the Insured during the Bond Period.

A)	Aggregate Limit of Liability.

The Underwriter’s total liability for all Losses discovered during the Bond Period shall not exceed the Limit of Liability. The aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	the Underwriter shall have no further liability for Loss or Losses regardless of when discovered and whether or not previously reported to the Underwriter,; and

(b)

The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted; the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability of USD1,250,000.

B)	Single Loss Limit of Liability.

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss of Liability shown in item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

C)	Single Loss Defined.

Single Loss means all covered Loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement E, resulting from:

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated; or

(b)

any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of property; or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated,; or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

1.

2.Section 5. Notice/Proof – Legal Proceedings Against Underwriter.

A)

The Insured shall give written notice to the Underwriter of any Loss as soon as reasonably practicable after it has been Discovered and in any event within thirty (30) days after the end of the Bond Period.

B)

The requirement contained in sub-clause A) above to give notice of a Loss shall be suspended and of no effect if such notice is in respect of a Restricted Notification. The suspension of the requirement to notify the Insurer of any Loss under sub-clause A) above in respect of a Restricted Notification shall end when and to the extent that the relevant legal or regulatory prohibition is lifted. Such notification, if permitted to do so by the regulatory, police or prosecuting authority, shall be accompanied by evidence as to why the Insured was initially prevented from disclosing the existence of any Loss to the Insurer. On such notification, the Loss shall be deemed to have been Discovered and the Insurer notified at the time the Responsible Officer first became aware of the Loss.

C)

Within 6 months after such Discovery (or, where a Restricted Notification applies, within 6 months of the relevant legal or regulatory prohibition being lifted), the Insured shall furnish to the Insurer proof of loss, duly sworn, with full known particulars. At the Insured’s request, and upon agreement of the Insurer, such period of time shall be extended to permit the Insured more time to determine the amount and/or particulars of its loss.

D)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

E)

Legal proceedings for the recovery of any Loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of Loss is filed with the Underwriter or after the expiration of 24 months from the Discovery of such Loss.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

F)

If any limitation in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

G)	This bond affords coverage only in favour of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

H)

If the Insured is an institution under the supervision of the Federal Home Loan Bank Board, it is understood and agreed that in case of any Loss hereunder discovered either by the Insured or by the Federal Home Loan Bank of which the Insured is a member, the said Federal Home Loan Bank is empowered to give notice of the Loss to the Underwriter within the period limited therefore.

Section 6. Valuation

A)	Deductions

In determining the amount collectible under this bond for any Loss, all funds received and able to be lawfully retained by the Insured from any source whatsoever in connection with any matter from which a claimed Loss has arisen, including payments and receipts of principal, interest, dividends, commissions and the like, whenever received, shall be deducted from the amount actually paid out, advanced, taken or otherwise lost. The value of all property (including Property) received and able to be lawfully retained by the Insured from any source whatsoever in connection with any matter from which a claimed Loss has arisen, whenever received, shall likewise be deducted from the Insured’s claimed Loss. It is understood, however, that nothing in this bond shall be construed to mean that a claim is not recoverable hereunder until the amount of such deductions have been ascertained.

B)	Securities

(i)

If Certificated Securities are able to be reissued then the Insured may reissue them, or arrange for them to be reissued, with the prior approval of the Insurer (such approval shall not be unreasonably delayed or withheld) and the value of those Certificated Securities shall be the actual cost of their reissue plus any interest charges incurred in doing so.

(ii)

To the extent that the Limit of Liability is not exhausted by the Insured in the reissuing of Certificated Securities in accordance with sub-clause B) (i) above, the amount of Loss shall also include any premium required to be paid by the Insured to purchase lost instrument bonds for the reissuing of duplicate Certificated Securities without reference to their total face value.

(iii)

The amount of Loss shall also include any sums which the Insured may be required to pay either during the Bond Period or any time thereafter by reason of any lost instrument bonds issued or purchased by the Insured as referred to in sub-clause B) (ii) above.

(iv)

The Insured shall pay the cost of obtaining such lost instrument bond referred to in sub-clause B) (iii) above for that portion of the Loss which falls within the applicable Retention or which is in excess of the Limit of Liability remaining available for the payment of Loss.

(v)

The Insurer shall reimburse the Insured for the cost of obtaining such lost instrument bond referred to in sub-clause B) (iii) above for the amount of Loss which exceeds the applicable Retention and is within the Limit of Liability.

(vi)

If for any reason it is not possible to re-issue Certificated Securities the value of such Certificated Securities shall be determined by the closing London market value of such Certificated Securities on the day of Discovery of the Loss (or if Discovered during a weekend or national holiday, on the next business day

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

thereafter). The basis of valuation shall include any accrued interest (including coupons), dividends and privileges up to the date of Discovery of the Loss.

(vii)

The valuation of Certificated Securities shall include external interest or interest charges up to the date of Discovery of the Loss necessarily incurred by the Insured, or for which the Insured is legally liable, as the direct result of a loss of Certificated Securities covered under this bond.

(viii)

In case of a loss of subscription, conversion, redemption or other similar privileges the value of such privileges shall be the closing London market value of such privileges immediately preceding the expiration thereof.

C)	Precious Metals

The value of precious metals shall be determined by their average London market value on the day of Discovery of the Loss (or if Discovered during a weekend or national holiday, on the next business day thereafter).

D)	Electronic Data, Electronic Communications and Computer Programs

(i)

To the extent that a Loss comprises solely the cost of reconstituting Electronic Data, Electronic Communications or Computer Programs following the Impairment of such Electronic Data, Electronic Communications or Computer Programs, the valuation of such Electronic Data, Electronic Communications or Computer Programs shall be the cost of labour for the actual transcription or copying in order to reproduce such Electronic Data, Electronic Communications or Computer Programs, including the cost of purchasing a software licence necessary to reproduce such Electronic Data, Electronic Communications or Computer Programs.

If Electronic Data or Computer Programs were purchased from a third party, the valuation of such Electronic Data or Computer Programs shall include the purchase price of that Electronic Data or Computer Programs from that third party if that price is less than the cost of transcription or copying.

(ii)	If Electronic Data cannot be reproduced and that Electronic Data represents:

1)	securities, or other instruments having a value, then the valuation shall be as indicated in sub-clause (b), Securities above; or

2)

Evidences of Debt, then the valuation of such items shall be as indicated in sub-clause B), Securities above; if such Evidences of Debt cannot be valued as indicated in sub-clause B), Securities above, then the Evidences of Debt shall be valued in accordance with sub-clause H), Lending. In the event that it is not possible to value the Evidences of Debt as indicated in sub-clause B), Securities above or in accordance with in sub-clause H), Lending below, then the valuation of such Evidences of Debt shall be the actual monetary value of the debt on the day of Discovery of the Loss (or if Discovered during a weekend or national holiday, on the next business day);

3)

Money, then the valuation of such Electronic Data shall be its actual monetary value at the time of the Loss. However, in the event that such Loss is suffered in a currency other than the currency stated in the

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Declarations, then the valuation of such Electronic Data shall be as indicated in sub-clause (h), Currency Valuation below.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

E)	Recording Media

The value of Recording Media shall be the replacement cost of Recording Media of the equivalent kind or quality plus the value of any Electronic Data or Computer Programs stored on such Recording Media, as described in sub-clause D), Electronic Data, Electronic Communications and Computer Programs above.

F)	Books of Accounts and Records

The value of books of accounts or other records used by the Insured in the conduct of their business, shall be the cost of blank books, blank pages or other materials plus the cost of labour and computer time for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

G)	Other Property

In the case of the loss of, damage to, or destruction of any property (including Property) other than as described in sub-clauses B) to F) above, the value of such property (including Property) shall be the actual cash value of such property (including Property) on the day of Discovery (or if Discovered during a weekend or national holiday, on the next business day thereafter).

H)	Lending

The value of Lending shall be the amount of monies paid out, advanced or withdrawn by the Insured in relation to such Lending (subject always to sub-clause A), Deductions above).

I)	Currency Valuation

In the event that a Loss is suffered in a currency other than the currency stated in the Declarations, the rate of exchange applicable thereto for the purposes of determining the valuation of Loss shall be the closing mid-spot rate on the London market on the day of Discovery of its Loss (or if Discovered during a weekend or national holiday, on the next business day thereafter).

Section 7. Assignment-Subrogation-Recover-Cooperation.

A)

In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the Loss payment.

B)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefore against any person or entity to the extent of such payment.

C)

Recoveries, whether effected by the Underwriter or by the Insured shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s Loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of Loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

D) Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

1) submit to examination by the Underwriter and subscribe to the same under oath; and

2) produce for the Underwriter’s examination all pertinent records,; and

3) cooperate with the Underwriter in all matters pertaining to the Loss.

E)

The Insured shall execute all papers and render assistance to secure the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of Loss to prejudice such rights or causes of action.

Section 8. Limit of Liability under this Bond and Prior Insurance.

With respect to any Loss set forth in Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for Discovery has not expired at the time any such Loss thereunder is Discovered, the total liability of the Underwriter under this bond and under such bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such Loss or the amount owed to the Insured under such other bonds or policies, as limited by terms and conditions thereof, for any such Loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, cancelled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery or loss there under, shall be liable under this bond only for that part of such Loss covered by this bond as is in excess of the amount recoverable or recovered on account of such Loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

Section 9. Other Insurance or Indemnity.

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (o) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

Section 10. Ownership.

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

Section 11. Deductible Amount.

The Underwriter shall be liable hereunder only for the amount by which any Single Loss exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such Loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any Loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable thereof, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such Loss.

Section 12. Termination or Cancellation.

This bond terminates as an entirety upon occurrence of any of the following: (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period.

This bond terminates as to the subsequent acts of any Employee or any partner, officer or employee of any Processor – (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (a), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any Loss sustained by such Insured which is discovered after the effective date of such termination.

Notwithstanding anything to the contrary contained in this Section 12, this Bond shall not be cancelled, terminated or modified except after written notice shall have been given by the acting party to the affected party and the Securities and Exchange Commission not less than 60 days prior to the effective date of cancellation, termination or modification.

If the Insured is an institution Insured by the Federal Savings and Loan Insurance Corporation, termination or cancellation of this bond in its entirety, whether by the Insured or the Underwriter, as provided in parts (a) and (b) in the first paragraph of Section 12, shall not take effect prior to the expiration of ten days from the receipt by the Federal Home Loan Bank of which the Insured is a member of written notice of such termination or cancellation unless an earlier date of termination or cancellation is approved by said Federal Home Loan Bank.

Section 13. Notice provisions.

This bond shall not be cancelled or terminated as provided in Section 12, or modified by rider, except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancellation, termination or modification.

Section 14. Headings.

The descriptions in the headings and any subheading of this bond (including any titles given to any endorsement attached hereto) are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Section 15. Disputes

Any disputes in connection with the coverage afforded by this policy that cannot be resolved between the Insured and Insurer within fourteen (14) days of that dispute first arising shall be submitted to the American Arbitration Association under and in accordance with its then prevailing commercial arbitration rules. It is further understood and agreed that the arbitration will be held in New York, U.S.A. and that the awards rendered by the arbitrator(s) shall be final and binding upon the parties and judgement thereon may be entered in any court having jurisdiction thereof.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

ENDORSEMENT ATTACHING TO SECTION 2 ONLY

EXTENDED REPORTING PERIOD ENDORSEMENT

ENDORSEMENT 1

This endorsement forms a part of Policy number B080120417P14 issued to ABERDEEN GLOBAL INCOME FUND INC.

It is understood and agreed that:

1.	references to “Loss Discovered during the Bond Period” in the attached bond shall be amended to read: “Loss Discovered during the Bond Period or the Extended Reporting Period (if applicable)”;

2.	the following Section is added:

Section 16. Extended Reporting Period

If the Underwriter or the Insured shall cancel or decline to renew this bond, the Insured shall have the right, upon payment of an additional premium of 100% of the full annual premium, to a period of three hundred and sixty five (365) days following the effective date of such cancellation or non-renewal (herein referred to as the “Extended Reporting Period”) in which to give written notice to the Underwriter of any Loss Discovered during such Extended Reporting Period arising out of acts committed or events occurring prior to the end of the Bond Period and otherwise covered by this bond. As used herein. “full annual premium” means the premium level in effect immediately prior to the end of the Bond Period.

The rights contained in this Section shall terminate, however, unless written notice of such election together with the additional premium due is received by the Underwriter within thirty (30) days of the effective date of cancellation or non-renewal. The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancellable. This Endorsement and the rights contained herein shall not apply to any cancellation resulting from non-payment of premium.

All other terms and conditions remain the same.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

ENDORSEMENT ATTACHING TO SECTION 1 AND SECTION 2

ADDITIONAL INSURED ENDORSEMENT

ENDORSEMENT 1

This endorsement forms a part of Policy number B080120417P14 issued to ABERDEEN GLOBAL INCOME FUND INC.

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

This policy is endorsed to provide cover for the following Additional Named Insured:

    ABERDEEN COMMONWEALTH INCOME FUND INC.

    THE FIRST COMMONWEALTH FUND INC.

All other terms and conditions remain the same.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

ENDORSEMENT ATTACHING TO SECTION 1 AND SECTION 2

NO CLAIMS BONUS ENDORSEMENT

ENDORSEMENT 2

This endorsement forms a part of Policy number B080120417P14 issued to ABERDEEN GLOBAL INCOME FUND INC.

The Insurer agrees to pay a 2.5% no claims bonus at the end of the second consecutive 12 month policy period provided no claims or circumstances have been notified to the Insurer during the policy periods. For the purposes of the no claims bonus any Extended Reporting Period invoked or extension of coverage granted by the Insurer shall be deemed part of the policy period and must elapse without any claims or circumstances being notified to the Insurer for the Insured to qualify for the no claims bonus.

The 2.5% no claims bonus will be calculated upon the 2015 12 month policy periods’ annual premium and payable upon successful renewal with the Insurer in 2016.

All other terms and conditions remain the same.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103